January 2, 2008

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

RE:      ELITE PHARMACEUTICALS, INC.
         PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 FILED AUGUST 16, 2007
         FILE NO. 333-145502

Dear Mr. Riedler:

         On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 1 ("AMENDMENT NO. 1") to Registration Statement on Form S-3 (File No. 333-145502) (the "REGISTRATION STATEMENT"), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in Amendment No. 1.

         The Company wishes to bring to the attention of the staff that, as a preliminary matter, the Registration Statement has been amended to eliminate therefrom the resale of all securities held by selling stockholders (the "EXCLUDED SELLING STOCKHOLDERS") the securities of which (or the securities of the affiliates of which) were included in the Registration Statement on Form S-3 (Registration No. 333-143246) (the "PRIOR REGISTRATION"). Accordingly, Amendment No. 1 includes solely the resale of securities of investors (the "INCLUDED SELLING STOCKHOLDERS") in the Series C Preferred Stock of the Company (the "SERIES C STOCK") and related warrants (the "WARRANTS") that were not included, and the affiliates of which were not included, in the Prior Registration.

         We are in receipt of the letter, dated August 23, 2007 (the "COMMENT LETTER"), from Jeffrey Riedler, Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission, with respect to the Registration Statement. Set forth below are the comments of the staff set forth in the Comment Letter (in italics), together with the responses of the Company to such comments, numbered to correspond to the numbering in the Comment Letter. Information requested by the staff has generally been provided by the Company on both an aggregate basis as well as on an investor-by-investor basis, and, except as set forth herein, includes information only with respect to the Included Selling Stockholders. It is currently the intent of the Company to file with the Commission promptly following the effectiveness of the

Registration Statement a post-effective amendment pursuant to Rule 429 of Regulation C under the Securities Act to combine the prospectuses included in both such registration statements. To address the general concern of the staff regarding the disclosure requested in comments 2 through 10 of the Comment Letter, the Company has added to the Registration Statement a section entitled "Supplemental Information Regarding the July Private Placement and the Selling Stockholders," which would be renamed "Supplemental Information Regarding the Private Placement and the Selling Stockholders" following the aforementioned filing pursuant to Rule 429 and would be expanded to include the Excluded Selling Stockholders. In addition, cross-references to such section have been added to the sections of the Registration Statement entitled "Prospectus Summary" and "Selling Stockholders".

1. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE TOTAL DOLLAR VALUE OF THE SECURITIES UNDERLYING THE PREFERRED SHARES AND WARRANTS THAT YOU HAVE REGISTERED FOR RESALE (USING THE NUMBER OF UNDERLYING SECURITIES THAT YOU HAVE REGISTERED FOR RESALE AND THE MARKET PRICE PER SHARE FOR THOSE SECURITIES ON THE DATE OF THE SALE OF THE PREFERRED SHARES AND WARRANTS).

         ENTIRE JULY PRIVATE PLACEMENT. The private placement of the Series C Stock and the Warrants the resale of the common stock underlying which is registered in the Registration Statement closed on July 17, 2007 (the "JULY PRIVATE PLACEMENT"). Based upon a closing market price of $2.69 per share of common stock on the American Stock Exchange on such date, and without giving effect to the exclusion from the Registration Statement of the Excluded Selling Stockholders, the aggregate dollar value of the securities which the Company originally covered by the Registration Statement for resale was $11,352,128.18.

         PORTION OF JULY PRIVATE PLACEMENT INCLUDED IN AMENDMENT NO. 1. Based upon a closing market price of $2.69 per share of common stock on the American Stock Exchange on July 17, 2007, and giving effect to the exclusion from the Registration Statement of the Excluded Selling Stockholders, the aggregate dollar value of the securities that the Company has registered for resale in the Registration Statement is $4,185,142.35.

         AGGREGATE OF THE PRIOR PRIVATE PLACEMENT AND THE PORTION OF THE JULY PRIVATE PLACEMENT INCLUDED IN THE REGISTRATION STATEMENT. The private placement of the Series C Stock and the Warrants the resale of the common stock underlying which was registered in the Prior Registration closed on April 24, 2007 (the "PRIOR PRIVATE PLACEMENT"). Based upon a closing market price of $2.30 per share of common stock on the American Stock Exchange on such date, the aggregate dollar value of the securities that the Company has registered for resale in the Prior Registration and the Registration Statement (giving effect to the exclusion from the Registration Statement of the Excluded Selling Stockholders) is $33,594,674.25.

         AGGREGATE OF THE PRIOR PRIVATE PLACEMENT AND THE ENTIRE JULY PRIVATE PLACEMENT. Based upon the foregoing market price data, the aggregate dollar value of the securities that the Company has registered for resale in the Prior Registration and the Registration Statement (without giving effect to the exclusion of the Excluded Selling Stockholders) is $40,761,660.08.

2. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF THE DOLLAR AMOUNT OF EACH PAYMENT (INCLUDING THE VALUE OF ANY PAYMENTS TO BE MADE IN COMMON STOCK) IN CONNECTION WITH THE
TRANSACTION THAT YOU HAVE MADE OR MAY BE REQUIRED TO MAKE TO ANY SELLING SHAREHOLDER, ANY AFFILIATE OF A SELLING SHAREHOLDER, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (INCLUDING ANY INTEREST PAYMENTS, LIQUIDATED DAMAGES, PAYMENTS MADE TO "FINDERS" OR "PLACEMENT AGENTS," AND ANY OTHER PAYMENTS OR POTENTIAL PAYMENTS). PLEASE PROVIDE FOOTNOTE DISCLOSURE OF THE TERMS OF EACH SUCH PAYMENT. PLEASE DO NOT INCLUDE ANY SHARES TO BE ISSUED UPON THE CONVERSION OF THE PREFERRED STOCK IN THIS DISCLOSURE.

         FURTHER, PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH DISCLOSURE OF THE NET PROCEEDS TO THE ISSUER FROM THE SALE OF THE PREFERRED STOCK AND WARRANTS AND THE TOTAL POSSIBLE PAYMENTS TO ALL SELLING SHAREHOLDERS AND ANY OF THEIR AFFILIATES IN THE FIRST YEAR FOLLOWING THE SALE OF PREFERRED STOCK AND WARRANTS.

         With respect to the first paragraph of Comment 2, please see Table 2, below. Table 2 presents data solely with respect to the Included Selling Securityholders.

         The net proceeds to the Company from the July Private Placement were $4,632,000, after the payment of $368,000 in placement agent fees and related expenses. Assuming the exercise in full of the Warrants, the aggregate net proceeds of the July Private Placement would be $6,765,597.

         The total possible payments to the Included Selling Stockholders, and their affiliates, in the first year following the closing of the July Private Placement is $430,560, equaling the total value, assuming all cash payments, of dividends payable on the Series C Preferred Stock purchased in the July Private Placement, plus maximum partial liquidated damages for which the Company may potentially be liable, as described more fully, below, in Table 2 and its corresponding footnotes.

TABLE 2(1)

                                             SERIES C PREFERRED         POTENTIAL PARTIAL
                                             STOCK DIVIDENDS            LIQUIDATED
  INCLUDED SELLING STOCKHOLDER               PAYABLE IN FIRST YEAR(2)   DAMAGES(3)               TOTAL
  ----------------------------               ------------------------   ----------               -----
  Consonance Capital Master Account L.P.     $69,760                    $130,800(4)              $200,560

  Midsummer Investment, Ltd.                 $80,000                    $150,000(5)              $230,000

  TOTAL                                      $149,760                   $280,800                 $430,560
  -----

-----------

(1) Listed below are payments that the Company may potentially be required to make to a selling stockholder (the "SELLING STOCKHOLDERS"), pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible

Preferred Stock, dated as of April 24, 2007 (the "CERTIFICATE OF DESIGNATIONS"), the Securities Purchase Agreement, dated as of July 17, 2007 (the "PURCHASE AGREEMENT"), and the Registration Rights Agreement, dated as of July 17, 2007 (the "REGISTRATION RIGHTS AGREEMENT") (collectively, the "TRANSACTION DOCUMENTS"), but that cannot properly be valued currently as a result of the contingent nature of the payments and/or the need for future information which cannot be ascertained currently:

         - LIQUIDATION PAYMENTS: Selling Stockholders may be entitled to liquidation payments, pursuant to the Certificate of Designations, however these payments cannot be valued unless and until the occurrence of an applicable dissolution or winding-up of the Company;

         - PARTIAL LIQUIDATED DAMAGES: Selling Stockholders may be entitled to partial liquidated damages, pursuant to the Certificate of Designations, however, these payments cannot be valued because valuation is contingent on the Company's failure, in the future, to properly issue and deliver shares of common stock upon conversion of Series C Preferred Stock;

         - COMPENSATION FOR BUY-IN ON FAILURE TO TIMELY DELIVER CERTIFICATES UPON CONVERSION: Selling Stockholders may be entitled to partial liquidated damages, pursuant to the Certificate of Designations, however, these payments cannot be valued because valuation is contingent on the Company's failure, upon a conversion by a Selling Stockholder, to deliver on a timely basis the certificate(s) evidencing the shares the Selling Stockholder is entitled to receive upon conversion;

         - INDEMNIFICATION BY THE COMPANY: Selling Stockholders may benefit from indemnification by the Company in certain situations, as provided in the Registration Rights Agreement.

         Excluded from Table 2 are redemptions of shares of Series C Preferred Stock. Upon the occurrence of "Cash Redemption Triggering Events," as defined in the Certificate of Designations, in addition to any other rights, a Selling Stockholder has the right, subject to exception, to force a cash redemption of its Series C Preferred Stock for a price per share equaling, the sum of (i) 130% of the stated value per share; (ii) all accrued but unpaid dividends thereon; and (iii) all liquidated damages and other costs, expenses or amounts due thereon (the "TRIGGERING REDEMPTION AMOUNT"). Despite the occurrence of a Cash Redemption Triggering Event, a Selling Stockholder has no right to a cash redemption if the Company's auditors, the Commission, any trading market, or any governmental or regulatory body having actual jurisdiction over the Company's financial reporting determines that such triggering event was not solely within the Company's control (as set forth in Item 28 of Rule 5-02 of Regulation S-X of the Exchange Act, as amended or supplemented from time to time, or the successor thereto). In the event of a "Non-Cash Redemption Triggering Event," as defined in the Certificate of Designations, a Selling Stockholder may force the Company to redeem its shares of Series C Preferred Stock for a price, in shares of common stock, equal to the Triggering Redemption Amount divided by 85% of the average of the 10 Volume-Weighted Average Prices ("VWAPS") immediately prior to the date of such non-cash redemption. However, the right to a non-cash redemption is waived until the 275th day after the closing date.

         The Company has the option, beginning 24 months from the Original Issue Date, to complete a cash redemption of all shares of Series C Preferred Stock then outstanding for a price per share equaling the sum of the following: (i) 150 % of the stated value per share, (ii) any accrued but unpaid dividends thereon, and (iii) all liquidated damages and/or other amounts owing thereon.

(2) For purposes of this response, the Company disclosed the value of dividends payable to the Included Selling Stockholders on the Series C Preferred Stock purchased in the July Private Placement (the "SERIES C DIVIDENDS") for the first full year following the date of sale, assuming cash payment. This amount was calculated by multiplying the aggregate stated value of the shares of Series C Preferred Stock held by the Included Selling Stockholders by 8%, the rate at which the dividends accrue during the one-year period, in accordance with the Certificate of Designations. Series C Dividends that the Company fails to pay, whether in cash or shares of common stock, within the time period prescribed in the Certificate of Designation, continue to accrue and entail a late fee, which must be paid in cash, at the rate of 18% per annum or lesser rate permitted by law, accruing daily until and including the date of payment.

(3) The data provided in this table represents the maximum possible liquidated damages payable to the Included Selling Stockholder under the Registration Rights Agreement, as described below. Pursuant to the Registration Rights Agreement, upon the occurrence of certain events, the Company may be liable for partial liquidated damages, with certain limitations, payable in cash to the Selling Stockholders. On each date on which an applicable event occurs and on each anniversary of such date (if such event has not been cured) until cured, the Company must pay to each Selling Stockholder 1.5% of the aggregate purchase price paid by each selling stockholder pursuant to the Purchase Agreement for any unregistered "Registrable Security," as defined thereunder, then held (calculated as if all convertible securities had been fully converted). The Company's liability for liquidated damages is limited, however, to 1.5% of the aggregate subscription amount of a Selling Stockholder in any 30-day period, and the maximum aggregate liquidated damages payable to a Selling Stockholder is 15% of the aggregate subscription amount paid by such Selling Stockholder under the Purchase Agreement. The Company is not liable for the payment of partial liquidated damages on Warrants or Warrant Shares.

(4) Represents maximum partial liquidated damages payable based on 872 shares of Series C Stock.

(5) Represents maximum partial liquidated damages payable based on 1,000 shares of Series C Stock.

3. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

         o THE TOTAL POSSIBLE PROFIT THE SELLING SHAREHOLDERS COULD REALIZE AS A RESULT OF THE CONVERSION DISCOUNT FOR THE SECURITIES UNDERLYING THE PREFERRED STOCK AND WARRANTS, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED
                  SEPARATELY:

                  [] THE MARKET PRICE PER SHARE OF THE SECURITIES UNDERLYING THE PREFERRED STOCK AND WARRANTS ON THE DATE OF THE SALE OF THE PREFERRED STOCK AND WARRANTS;

                  []       THE  CONVERSION/EXERCISE   PRICE  PER  SHARE  OF  THE
                           UNDERLYING SECURITIES ON THE DATE OF THE SALE OF THE PREFERRED STOCK AND WARRANTS CALCULATED AS FOLLOWS:

                           - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS SET AT A FIXED PRICE, USE THE PRICE PER SHARE ESTABLISHED IN THE PURCHASE AND SALE AGREEMENT; AND

                           - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS NOT A FIXED PRICE AND, INSTEAD, IS A SET AT A FLOATING RATE IN RELATIONSHIP TO THE MARKET PRICE OF THE UNDERLYING SECURITY, USE THE CONVERSION DISCOUNT RATE AND THE MARKET RATE PER SHARE ON THE DATE OF THE SALE OF
                                    THE   PREFERRED   STOCK  AND   WARRANTS  AND
                                    DETERMINE THE CONVERSION  PRICE PER SHARE AS
                                    OF THAT DATE;

         o THE TOTAL POSSIBLE SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS (ASSUMING NO CASH DIVIDEND PAYMENTS, COMPLETE
                  CONVERSION OF THE SHARES OF PREFERRED STOCK AND COMPLETE EXERCISE OF THE WARRANTS);

         o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THE PREFERRED STOCK AND WARRANTS AND THE TOTAL POSSIBLE SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS;

         o THE TOTAL POSSIBLE SHARES THE SELLING SHAREHOLDERS MAY RECEIVE AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS CALCULATED BY USING THE CONVERSION/EXERCISE PRICE ON THE DATE OF THE SALE OF THE PREFERRED STOCK AND WARRANTS AND THE TOTAL POSSIBLE NUMBER OF SHARES THE SELLING SHAREHOLDERS MAY RECEIVE; AND

         o        THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE

                  OF THE SALE OF THE PREFERRED STOCK AND WARRANTS, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION/EXERCISE PRICE ON THE DATE OF THE SALE OF THE PREFERRED STOCK AND WARRANTS FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS ON THAT DATE.

         IF THERE ARE PROVISIONS IN THE CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C OR IN THE WARRANT THAT COULD RESULT IN A CHANGE IN THE PRICE PER SHARE UPON THE OCCURRENCE OF CERTAIN EVENTS, PLEASE PROVIDE ADDITIONAL TABULAR DISCLOSURE AS APPROPRIATE. FOR EXAMPLE, IF THE CONVERSION/EXERCISE PRICE PER SHARE IS FIXED UNLESS AND UNTIL THE MARKET PRICE FALLS BELOW A STATED PRICE, AT WHICH POINT THE CONVERSION PRICE PER SHARE DROPS TO A LOWER PRICE, PLEASE PROVIDE ADDITIONAL DISCLOSURE.

         Table 3.1, below, presents the calculations requested in Comment #3. For purposes of this response, the Company excluded shares of common stock issuable in satisfaction of dividend obligations on the Series C Preferred Stock.

TABLE 3.1

                                                                                                        COMBINED
                                                           COMBINED                                     CONVERSION &
                  SHARES OF                SHARES OF       MARKET PRICE     CONVERSION                  EXERCISE PRICE   TOTAL
                  COMMON STOCK  SHARES OF  COMMON STOCK    OF SHARES        PRICE OF SHARES EXERCISE    OF SHARES        POSSIBLE
                  UNDERLYING    COMMON     UNDERLYING THE  UNDERLYING       UNDERLYING      PRICE       UNDERLYING       DISCOUNT
                  THE SERIES C  STOCK      SERIES C        SERIES C         SERIES C        OF SHARES   SERIES C         TO THE
INCLUDED SELLING  PREFERRED     UNDERLYING PREFERRED STOCK PREFERRED STOCK  PREFERRED       UNDERLYING  PREFERRED STOCK  MARKET
STOCKHOLDER       STOCK         WARRANTS   & WARRANTS      & WARRANTS(1)    STOCK(2)        WARRANTS(3) & WARRANTS       PRICE
-----------       -----         --------   ----------      -------------    --------        ----------- ----------       -----
Consonance
Capital Master
Account L.P.      375,862       112,758    488,620         $1,314,387.80    $871,999.84     $338,274.00 $1,210,273.84    $104,113.96

Midsummer
Investment, Ltd.  431,034       129,310    560,344         $1,507,325.36    $999,998.88     $387,930.00 $1,387,928.88    $119.396.48

TOTAL             806,896       242,068    1,048,964       $2,821,713.16    $1,871,998.72   $726,204    $2,598,202.72    $223,510.44
-----

         Pursuant to the Certificate of Designations the conversion price may be adjusted in certain situations, as presented in Table 3.2 below.

TABLE 3.2

TRIGGERING EVENT (AS EACH IS
DEFINED UNDER THE CERTIFICATE
OF DESIGNATIONS)                                         RESULTING ADJUSTMENT IN THE CONVERSION PRICE

"Stock Dividends and Stock      The Conversion Price is multiplied by a fraction,  the numerator being the number of shares of
Splits"                         Common Stock (excluding Treasury Shares)  outstanding  immediately before, and the denominator the number outstanding immediately after, such event.

                                The Conversion Price is multiplied by a fraction,  the numerator being the number of shares of
"Subsequent Equity Sales,"at    Common Stock  issued and  outstanding  immediately  prior to the  Dilutive  Issuance  plus the
an effective price lower than   number of shares of Common Stock which the offering  price for such  Dilutive  Issuance  would
the then applicable             purchase at the then  applicable  Conversion  Rate, and the  denominator  being the sum of the
conversion price(4)             number of shares of Common  Stock  issued and  outstanding  immediately  prior to the Dilutive
                                Issuance  and the  number of shares so issued or  issuable  in  connection  with the  Dilutive
                                Issuance.(5)

                                The Conversion Price is multiplied by a fraction,  the numerator being the number of shares of
                                Common Stock  outstanding  on the date of issuance of such rights or warrants  plus the number
"Subsequent Rights              of shares which the  aggregate  offering  price of the total number of shares so offered would
Offerings"(6)                   purchase  at such  VWAP,  and the  denominator  being the  number  of  shares of Common  Stock outstanding  on the date of issuance of such rights or warrants  plus the number of additional shares of Common Stock offered for subscription or purchase.(7)

                                The Conversion Price, in each such case, in effect  immediately prior to the record date fixed for  determination  of stockholders  entitled to receive such  distribution is multiplied by a fraction,  the numerator being such VWAP less the then fair market value, on such record date,
"Pro Rata Distributions"        of the portion of such assets,  evidence of  indebtedness or rights or warrants so distributed applicable  to one  outstanding  share of the  Common  Stock  as  determined  by the  Board of
                                Directors in good faith,  and the denominator  being the VWAP determined as of the record date described above.

                                The  Conversion  Price is  adjusted,  for  purposes of any such  conversion,  to apply to such
                                Alternate  Consideration based on the amount of Alternate Consideration issuable in respect of
"Fundamental Transaction"       one share of Common Stock in such  Fundamental  Transaction,  and the Company  apportions  the
                                Conversion  Price among the Alternate  Consideration  in a reasonable  manner  reflecting  the relative value of any different components of the Alternate Consideration.(8)

         In addition, pursuant to the terms of the Warrant, the exercise price may be adjusted in the situations set forth in Table 3.3 below.

TABLE 3.3

TRIGGERING EVENT (AS
EACH IS DEFINED UNDER
THE TERMS OF THE
WARRANT)                                           RESULTING ADJUSTMENT IN THE WARRANT EXERCISE PRICE

"Stock Dividends and      The Exercise Price is multiplied by a fraction,  the numerator  being the number of shares of Common
Splits"                   Stock (excluding  Treasury Shares)  outstanding  immediately  before, and the denominator the number outstanding immediately after, such event.

                          The Exercise Price is multiplied by a fraction,  the numerator  being the number of shares of Common
                          Stock issued and outstanding  immediately  prior to the Dilutive  Issuance plus the number of shares
"Subsequent Equity        of Common Stock which the  offering  price for such  Dilutive  Issuance  would  purchase at the then
Sales," at an effective   applicable  Conversion  Price,  and the denominator  being the sum of the number of shares of Common
price lower than the      Stock issued and outstanding  immediately prior to the Dilutive Issuance and the number of shares so
then applicable           issued or  issuable  in  connection  with the  Dilutive  Issuance  and the number of Warrant  Shares
Conversion Price          issuable  under the Form of Warrant,  are to be increased  such that the  aggregate  Exercise  Price payable  under the Form of Warrant,  after taking into  account the decrease in the Exercise  Price, shall be equal to the aggregate Exercise Price prior to such adjustment.(9)

                          The Exercise Price is multiplied by a fraction,  the numerator  being the number of shares of Common
                          Stock  outstanding  on the date of issuance  of such  rights or  warrants  plus the number of shares
"Subsequent Rights        which the aggregate  offering  price of the total number of shares so offered would purchase at such
Offerings"(10)            VWAP,  and the  denominator  being the number of shares of Common Stock  outstanding  on the date of issuance of such rights or warrants  plus the number of  additional  shares of Common Stock  offered for subscription or purchase.(11)

                          The Exercise  Price,  in each such case,  in effect  immediately  prior to the record date fixed for determination  of  stockholders  entitled to receive such  distribution is multiplied by a fraction,
"Pro Rata Distributions"  the numerator  being such VWAP less the then fair market value at such record date of the portion of such assets or evidence of  indebtedness so distributed  applicable to one outstanding  share of the
                          Common Stock as determined by the Board of Directors in good faith,  and the  denominator  being the
                          VWAP determined as of the record date described above.

                          The Exercise Price is adjusted,  for purposes of any such exercise by the Warrant  holder,  to apply
"Fundamental              to such Alternate  Consideration based on the amount of Alternate  Consideration issuable in respect
Transactions"             of one share of  Common  Stock in such  Fundamental  Transaction,  and the  Company  apportions  the
                          Conversion Price among the Alternate  Consideration in a reasonable  manner  reflecting the relative value of any different components of the Alternate Consideration.(12)

--------------

(1) Using a market price of $2.69 per share, the closing price per share of common stock listed on the American Stock Exchange, as of July 17, 2007.

(2)      Using  a  conversion  price  of  $2.32  per  share,   pursuant  to  the
Certificate of Designations.

(3) Using a Warrant exercise price of $3.00 per share, pursuant to the Purchase Agreement.

(4) Excluding a reduction in the Exercise Price of the Warrants issued to the Selling Stockholders on the "Original Issue

Date," as defined in the Certificate of Designations.

(5)      In the event of an "Exempt  Issuance," as defined in the Certificate of
Designations,   there  is  no  adjustment  of  the   Conversion   Price  despite
circumstances that would otherwise merit an adjustment.

(6) The Company, while Series C Stock is outstanding, issues rights, options, or warrants to ALL holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date for the determination of stockholders entitled to receive such rights, options, or warrants.

(7) Such adjustment becomes effective immediately after the described record date. If any such rights, options, or warrants expire without being exercised, the Conversion Price as adjusted upon the issuance of the same shall be readjusted to the Conversion Price that would have been in effect had an adjustment been made on the basis that only additional shares of Common Stock so issued were the additional shares of common stock, if any, actually issued or sold on the exercise of such rights, options, or warrants and such additional shares of common stock if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights, options, or warrants, whether or not exercised, except that such readjustment does not apply to prior conversions of the Series C Preferred Stock.

(8) If the holders of shares of common stock are given any choice as to the securities, cash, or property to be received in a Fundamental Transaction, then the holders of Series C Preferred Stock are to be given the same choice as to the Alternate Consideration it receives upon any conversion of the Series C Preferred Stock following such Fundamental Transaction.

(9) Such adjustments are made whenever such shares of common stock or Common Stock Equivalents are issued. However, under no circumstance will such adjustments be made, paid or issued with respect to an Exempt Issuance.

(10) The Company, while Warrants are outstanding, issues rights, options, or warrants to ALL holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date for the determination of stockholders entitled to receive such rights, options, or warrants.

(11) Such adjustment becomes effective immediately after the described record date. If any such rights, options, or warrants expire without being exercised, the Conversion Price as adjusted upon the issuance of the same shall be readjusted to the Conversion Price that would have been in effect had an adjustment been made on the basis that only additional shares of common stock, if any, actually issued or sold on the exercise of such rights, options, or warrants and such additional shares of common stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights, options, or warrants, whether or not exercised, except that such readjustment does not apply to prior exercises of the Warrant.

(12) If the Common Stockholders are given any choice as to the securities, cash, or property to be received in a Fundamental Transaction, then the holders of Warrants are to be given the same choice as to the Alternate Consideration it receives upon any exercise of a Warrant following such Fundamental Transaction.

4. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

         o THE TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS FOR SECURITIES UNDERLYING ANY OTHER WARRANTS, OPTIONS, NOTES, OR OTHER SECURITIES OF THE ISSUER THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED SEPARATELY:

                  o MARKET PRICE PER SHARE OF THE UNDERLYING SECURITIES ON THE DATE OF THE SALE OF THAT OTHER SECURITY;

                  o THE CONVERSION/EXERCISE PRICE PER SHARE AS OF THE DATE OF THE SALE OF THAT OTHER SECURITY, CALCULATED AS FOLLOWS:

                           - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS SET AT A FIXED PRICE, USE THE PRICE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY; AND

                           - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS NOT SET AT A FIXED PRICE AND, INSTEAD, IS SET AT A FLOATING RATE IN RELATIONSHIP TO THE MARKET PRICE OF THE UNDERLYING SECURITY, USE THE CONVERSION/EXERCISE DISCOUNT RATE AND THE MARKET RATE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND DETERMINE THE CONVERSION PRICE PER SHARE AS OF THAT DATE;

         o THE TOTAL POSSIBLE SHARES TO BE RECEIVED UNDER THE PARTICULAR SECURITIES (ASSUMING COMPLETE CONVERSION/EXERCISE);

         o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND THE TOTAL POSSIBLE SHARES TO BE RECEIVED;

         o THE TOTAL POSSIBLE SHARES TO BE RECEIVED AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THAT OTHER SECURITY CALCULATED BY USING THE CONVERSION PRICE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND THE TOTAL POSSIBLE NUMBER OF UNDERLYING SHARES; AND

         o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THAT OTHER SECURITY, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION/EXERCISE PRICE ON THE DATE OF THE SALE OF THAT OTHER SECURITY FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES ON THAT DATE.

         Table 4 provides information provided to the Company by the Included Selling Stockholders on the shares of common stock underlying the Series C Preferred Stock and Series B Preferred Stock, par value $0.01 per share, of the Company purchased by the Included Selling Stockholders, and any warrants issued in connection with the Series C Preferred Stock or Series B Preferred Stock or otherwise acquired by the Included Selling Stockholders. Table 4 does not include data on shares of common stock issued or issuable in satisfaction of dividend obligations on the Series C Preferred Stock or Series B Preferred Stock.

         With respect to the Series C Preferred Stock, the total possible discount to the market price as of the date of sale of the Series C Preferred Stock and Series C Warrants was $223,510.44. There was no discount to the market price in connection with the Series B Preferred Stock as of the date of sale of the Series B Preferred Stock and Series B Warrants.

TABLE 4(1)

                                                                           COMBINED       COMBINED
                                                                           CONVERSION &   CONVERSION     TOTAL          TOTAL
                 SHARES OF                                  MARKET         EXERCISE       & EXERCISE     POSSIBLE       POSSIBLE
                 COMMON       MARKET PRICE   SHARES OF      PRICE OF       PRICE OF       PRICE OF       DISCOUNT TO    DISCOUNT TO
                 STOCK        OF SHARES      COMMON STOCK   SHARES         SHARES         SHARES         THE MARKET     THE MARKET
                 UNDERLYING   UNDERLYING     UNDERLYING     UNDERLYING     UNDERLYING     UNDERLYING     PRICE OF THE   PRICE OF THE
                 SERIES B     SERIES B       SERIES C       SERIES C       SERIES B       SERIES C       SERIES B       SERIES C
                 PREFERRED    PREFERRED      PREFERRED      PREFERRED      PREFERRED      PREFERRED      PREFERRED      PREFERRED
INCLUDED         STOCK &      STOCK &        STOCK &        STOCK &        STOCK &        STOCK &        STOCK AND      STOCK AND
SELLING          SERIES B     SERIES B       SERIES C       SERIES C       SERIES B       SERIES C       SERIES B       SERIES C
STOCKHOLDER      WARRANTS     WARRANTS       WARRANTS       WARRANTS       WARRANTS(2)    WARRANTS(3)    WARRANTS       WARRANTS
-----------      --------     --------       --------       --------       -----------    -----------    --------       --------
Consonance
Capital Master
Account L.P.     -            -              488,620        $1,314,387.80  -              $1,210,273.84  -              $104,113.96

Midsummer
Investment,
Ltd.             1,884,000(4) $4,239,000     560,344        $1,507,325.36  $4,710,000     $1,387,928.88  ($471,000)     $119.396.48


TOTAL            1,884,000    $4,239,000     1,048,964      $2,821,713.16  $4,710,000     $2,598,202.72  ($471,000)     $223,510.44
-----


--------

(1) March 15, 2006 is the date of sale for the Series B Preferred Stock. For purposes of the calculations in this table, the Company used the following prices, as of the date of sale of the Series B Preferred Stock: (a) $2.25, the closing price per share of the Company's common stock, as listed on Yahoo! Finance; (b) $2.25, the conversion price per share of the Series B Preferred Stock, as provided in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock, dated as of March 15, 2006; (c) $2.75, the exercise price per share of the first class of warrants (the "FIRST CLASS SERIES B WARRANTS") issued in connection with the Series B Preferred Stock, as provided in the Securities Purchase Agreement, dated as of March 15, 2006 (the "SERIES B PURCHASE AGREEMENT"); and (d) $3.25, the price per share of the second class of warrants (the "SECOND CLASS SERIES B WARRANTS") issued in connection with the Series B Preferred Stock, as provided in the Series B Purchase Agreement. July 17, 2007 is the date of sale of the Series C Preferred Stock listed in this table, and the prices used by the Company for purposes of this response can be found in the Company's response to Comment 3, above, and the accompanying footnotes.

(2) Calculated by taking the sum of (a) the number of shares of Common Stock underlying the Series B Preferred Stock multiplied by the conversion price per share, (b) the number of shares of Common Stock underlying the First Class Series B Warrants multiplied by the exercise price per share, and (c) the number of shares of Common Stock underlying the Second Class Series B Warrants multiplied by the exercise price per share.

(3) Calculated by taking the sum of (a) the number of shares of Common Stock underlying the Series C Preferred Stock multiplied by the conversion price per share, and (b) the number of shares of Common Stock underlying the Warrants issued in connection with the Series C Preferred Stock multiplied by the exercise price per share.

(4) Representing 1,256,000 shares of Common Stock underlying Series B Preferred Stock, 314,000 shares of Common Stock underlying First Class Series B Warrants, and 314,000 shares of Common Stock underlying Second Class Series B Warrants.

         5. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

         o THE GROSS PROCEEDS PAID OR PAYABLE TO THE ISSUER IN THE PRIVATE PLACEMENT TRANSACTION;

         o ALL PAYMENTS THAT HAVE BEEN MADE OR THAT MAY BE REQUIRED TO BE MADE BY THE ISSUER THAT ARE DISCLOSED IN RESPONSE TO COMMENT 2;

         o        THE RESULTING NET PROCEEDS TO THE ISSUER; AND

         o THE COMBINED TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS REGARDING THE SECURITIES UNDERLYING THE PREFERRED STOCK AND WARRANTS ISSUED IN THE PRIVATE PLACEMENT AND ANY OTHER WARRANTS, OPTIONS, NOTES, OR OTHER SECURITIES OF THE ISSUER THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS THAT IS DISCLOSED IN RESPONSE TO COMMENTS 3 AND 4.

         FURTHER, PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH DISCLOSURE-AS A PERCENTAGE-OF THE TOTAL AMOUNT OF ALL POSSIBLE PAYMENTS AS DISCLOSED IN RESPONSE TO COMMENT 2 AND THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE SHARES UNDERLYING THE PREFERRED STOCK AND WARRANTS AS DISCLOSED IN RESPONSE TO COMMENT 3 DIVIDED BY THE NET PROCEEDS TO THE ISSUER FROM THE SALE OF THE PREFERRED STOCK AND WARRANTS, AS WELL AS THE AMOUNTS OF THAT RESULTING PERCENTAGE AVERAGED OVER THE TERM OF THE WARRANTS.

TABLE 5

                                                                  COMBINED TOTAL
                                                                  POSSIBLE PROFIT
                                                                  REALIZABLE FROM
                                                                  CONVERSION                             POTENTIAL PAYMENTS
                                                                  DISCOUNTS IN                           TO BE MADE BY
                                                                  CONNECTION WITH    PAYMENTS OR         COMPANY PLUS
                                                                  THE JULY           POTENTIAL           COMBINED TOTAL
                                                                  PRIVATE            PAYMENTS TO BE      POSSIBLE PROFIT
                                                                  PLACEMENT AND      MADE BY COMPANY     REALIZABLE FROM
                                                                  ANY OTHER          PLUS COMBINED       CONVERSION
                                                                  SECURITIES OF      TOTAL POSSIBLE      DISCOUNTS DIVIDED
                                                                  THE COMPANY        PROFIT REALIZABLE   BY NET PROCEEDS TO
                                 PAYMENTS OR                      HELD BY THE        FROM CONVERSION     COMPANY (%)
                                 POTENTIAL                        SELLING            DISCOUNTS DIVIDED   AVERAGED OVER
                  GROSS          PAYMENTS TO BE    NET PROCEEDS   STOCKHOLDERS OR    BY NET PROCEEDS     5-YEAR TERM OF
                  PROCEEDS       MADE BY COMPANY   TO COMPANY     THEIR AFFILIATES   TO COMPANY (%)      WARRANTS
                  --------       ---------------   ----------     ----------------   --------------      --------
INCLUDED
SELLING
STOCKHOLDERS      $2,598,204(1)  $(430,560)(2)     $2,167,644     $(247,489.56)      (31.28)%            (6.26)%

EXCLUDED
SELLING
STOCKHOLDERS      $4,535,393(3)  $(719,440)(4)     $3,815,953     $(540,493.18)(5)   (33.02)%            (6.6)%

PLACEMENT AGENT   $0             $(368,000)        $(368,000)     n/a                n/a                 n/a

TOTAL             $7,133,597     $(1,518,000)      $5,615,597     $(787,982.74)      (41.06)%            (8.21)%
-----

--------------

(1) Representing the proceeds payable to the Company by the Included Selling Stockholders in connection with the July Private Placement assuming the exercise in full of the Warrants held by the Included Selling Stockholders.

(2) Representing dividends payable to the Included Selling Stockholders on the Series C Preferred Stock purchased in the July Private Placement during the first year following sale, plus potential partial liquidated damages payable to the Included Selling Stockholders.

(3) Representing proceeds payable to the Company by the Excluded Selling Securityholders in connection with the July Private Placement assuming the exercise in full of the Warrants acquired by the Excluded Selling Stockholders.

(4) Representing dividends payable to the Excluded Selling Stockholders on the Series C Preferred Stock purchased in the July Private Placement during the first year following sale, plus potential partial liquidated damages payable to the Excluded Selling Stockholders based on the Series C Preferred Stock purchased in the July Private Placement.

(5) Representing the total discount to the market price realized by the Excluded Selling Stockholders in the July Private Placement plus the total discount to the market price realized by the Excluded Selling Stockholders in the April Private Placement; this calculation does not include warrants issued to any Excluded Selling Stockholders or their affiliates for placement agent services in connection with the Series B Preferred Stock private placement transaction that closed on March 15, 2006 (the "SERIES B PRIVATE PLACEMENT"). Based on information provided to the Company by or on behalf of the Excluded Selling Stockholders, none of the Excluded Selling Stockholders or their affiliates purchased shares of Series B Preferred Stock of the Company (the "SERIES B PREFERRED STOCK") in the Series B Private Placement.

6. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF ALL PRIOR SECURITIES TRANSACTIONS BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS), WITH THE TABLE INCLUDING THE FOLLOWING INFORMATION DISCLOSED SEPARATELY FOR EACH TRANSACTION:

         o        THE DATE OF THE TRANSACTION;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE ISSUED OR ISSUABLE IN CONNECTION WITH THE TRANSACTION;

         o THE PERCENTAGE OF TOTAL ISSUED AND OUTSTANDING SECURITIES THAT WERE ISSUED OR ISSUABLE IN THE TRANSACTION (ASSUMING FULL ISSUANCE), WITH THE PERCENTAGE CALCULATED BY TAKING THE NUMBER OF SHARES ISSUED AND OUTSTANDING PRIOR TO THE APPLICABLE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS, AND DIVIDING THAT NUMBER BY THE NUMBER OF SHARES ISSUED OR ISSUABLE IN CONNECTION WITH THE APPLICABLE TRANSACTION;

         o THE MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION IMMEDIATELY PRIOR TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY); AND

                  o THE CURRENT MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY)

         Since there is just one prior securities transaction responsive to this Comment #7, the Company has set forth below a textual, rather than a tabular, response listing the details of the applicable prior securities transaction.

         In connection with the Series B Private Placement, Midsummer Investment, Ltd. purchased from the Company 2,826 shares of Series B Preferred Stock, convertible into 1,256,000 shares of Common Stock, at a conversion rate of 1 share of Series B Preferred Stock for 444.4444 shares of Common Stock. The Company issued a total of 10,000 shares of Series B Preferred Stock in connection with the Series B Private Placement. Immediately prior to the Series B Private Placement, no shares of Series B Preferred Stock were outstanding and 19,090,159 shares of Common Stock were outstanding. The closing market price per share of the Company's Common Stock on the date of closing of the Series B Private Placement, as listed on Yahoo! Finance, was $2.15. The closing market price per share of the Common Stock as of December 17, 2007, as listed on Yahoo! Finance, was $1.75.

         There were no other prior securities transactions between the Included Selling Stockholders (or any affiliates of the Included Selling Stockholders, or any person with whom any Included Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons)) and the Company (or any predecessors of the Company).

7. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE COMPARING:

         o THE NUMBER OF SHARES OUTSTANDING PRIOR TO THE PRIVATE PLACEMENT TRANSACTION THAT ARE HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, AND AFFILIATES OF THE SELLING SHAREHOLDERS

         o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN PRIOR REGISTRATION STATEMENTS;

         o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS THAT CONTINUE TO BE HELD BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS;

         o THE NUMBER OF SHARES THAT HAVE BEEN SOLD IN REGISTERED RESALE TRANSACTIONS BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS; AND

         o THE NUMBER OF SHARES REGISTERED FOR RESALE ON BEHALF OF THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN THE CURRENT TRANSACTION.

IN THIS ANALYSIS, THE CALCULATION OF THE NUMBER OF OUTSTANDING SHARES SHOULD NOT INCLUDE ANY SECURITIES UNDERLYING ANY OUTSTANDING CONVERTIBLE SECURITIES, OPTIONS, OR WARRANTS.

         The data provided in Table 7, below, is based on information provided to the Company by or on behalf of the Included Selling Stockholders.

TABLE 7


                                       SHARES OF
                                       COMMON STOCK
                      SHARES OF        REGISTERED FOR                                          SHARES OF COMMON
                      COMMON STOCK     RESALE BY                                               STOCK OUTSTANDING
                      REGISTERED FOR   INCLUDED                                                PRIOR TO THE JULY
                      RESALE BY        SELLING                                                 PRIVATE
                      INCLUDED         STOCKHOLDERS                                            PLACEMENT(2) HELD
                      SELLING          THAT CONTINUE     PREVIOUSLY                            BY PERSONS OTHER
                      STOCKHOLDERS     TO BE HELD BY     REGISTERED                            THAN THE INCLUDED
                      OR AFFILIATES    THE INCLUDED      SHARES SOLD IN                        SELLING
                      OF INCLUDED      SELLING           REGISTERED       SHARES OF COMMON     STOCKHOLDERS (OR
                      SELLING          STOCKHOLDERS OR   RESALE           STOCK REGISTERED     AFFILIATES OF
                      STOCKHOLDERS     AFFILIATES OF     TRANSACTIONS     FOR RESALE BY        INCLUDED SELLING
                      IN PRIOR         INCLUDED          BY INCLUDED      INCLUDED SELLING     STOCKHOLDERS) OR
INCLUDED SELLING      REGISTRATION     SELLING           SELLING          STOCKHOLDERS IN      AFFILIATES OF THE
STOCKHOLDER(1)        STATEMENTS       STOCKHOLDERS      STOCKHOLDERS     CURRENT TRANSACTION  COMPANY
--------------        ----------       ------------      ------------     -------------------  -------
Consonance Capital
Master Account L.P.   0                0                 0                724,717              --

Midsummer
Investment, Ltd.      2,690,484        2,690,484         0                831,098              --

TOTAL                 2,690,484        2,690,484         0                1,555,815            17,903,959
-----

----------

(1) For purposes of this response, the term "Included Selling Stockholder" includes affiliates of the Included Selling Stockholders.

(2) There were a total of 21,299,667 shares of Common Stock outstanding on July 17, 2007, immediately prior to the closing of the July Private Placement, not including treasury shares.

8. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE FOLLOWING INFORMATION:

         o WHETHER THE ISSUER HAS THE INTENTION, AND A REASONABLE BASIS TO BELIEVE THAT IT WILL HAVE THE FINANCIAL ABILITY, TO MAKE ALL PAYMENTS AND DIVIDENDS ON THE OVERLYING SECURITIES; AND

         o WHETHER - BASED ON INFORMATION OBTAINED FROM THE SELLING SHAREHOLDERS - ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN THE COMPANY'S COMMON STOCK AND, IF ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN THE COMPANY'S STOCK, THE FOLLOWING ADDITIONAL
                  INFORMATION:

                  -        THE  DATE ON  WHICH  EACH  SUCH  SELLING  SHAREHOLDER
                           ENTERED   INTO  THAT  SHORT   POSITION;   AND

                  - THE RELATIONSHIP OF THE DATE ON WHICH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION TO THE DATE OF THE ANNOUNCEMENT OF THE PRIVATE PLACEMENT
                           TRANSACTION AND THE FILING OF THE REGISTRATION STATEMENT (E.G., BEFORE OR AFTER THE ANNOUNCEMENT OF THE PRIVATE PLACEMENT TRANSACTION, BEFORE THE FILING OR AFTER THE FILING OF THE REGISTRATION STATEMENT, ETC.).

         The Company intends to make, and has reasonable basis to believe that it has the financial ability to make, all payments and dividends on the overlying securities.

         The following statements are based on information provided to the Company by, or on behalf of, the Included Selling Stockholders.

         Midsummer Investment, Ltd. in the ordinary course of its business may inter into short sales. However, no such short sales are entered into by Midsummer Investment, Ltd. while in possession of any material, nonpublic information. Midsummer Investment, Ltd. acknowledges the position of the Staff of the SEC set forth in Item A.65 of the SEC Telephone Interpretations Manual.

9.       PLEASE  PROVIDE US, WITH A VIEW TOWARD  DISCLOSURE  IN THE  PROSPECTUS,
WITH:

         o A MATERIALLY COMPLETE DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS THAT HAVE EXISTED IN THE PAST THREE YEARS OR ARE TO BE PERFORMED IN THE FUTURE BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) - THE INFORMATION PROVIDED SHOULD INCLUDE, IN REASONABLE DETAIL, A COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE PARTIES IN CONNECTION WITH THE SALE OF THE PREFERRED STOCK AND WARRANTS; AND

         o COPIES OF ALL AGREEMENTS BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) IN CONNECTION WITH THE SALE OF THE PREFERRED STOCK AND WARRANTS.

         IF IT IS YOUR VIEW THAT SUCH A DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS BETWEEN AND AMONG THOSE PARTIES ALREADY IS PRESENTED IN THE PROSPECTUS AND THAT ALL ARRANGEMENTS BETWEEN AND/OR AMONG THOSE PARTIES ARE INCLUDED AS EXHIBITS TO THE REGISTRATION STATEMENT, PLEASE PROVIDE US WITH CONFIRMATION OF YOUR VIEW IN THIS REGARD.

         No Included Selling Stockholder has had, within the past three years, any position, office, or material relationship or arrangements with the Company or any of the Company's predecessors or affiliates, except as provided in the prospectus, and all such arrangements between or among the Company, or any of its predecessors or affiliates, and any of the Selling Securityholders are included as exhibits to the Registration Statement.

10. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH A DESCRIPTION OF THE METHOD BY WHICH THE COMPANY DETERMINED THE NUMBER OF SHARES IT SEEKS TO REGISTER IN CONNECTION WITH THIS REGISTRATION STATEMENT. IN THIS REGARD, PLEASE ENSURE THAT THE NUMBER OF SHARES REGISTERED IN THE FEE TABLE IS CONSISTENT WITH THE SHARES LISTED IN THE "SELLING SHAREHOLDERS" SECTION OF THE PROSPECTUS.

         The number of shares that the Company seeks to register for resale in this Registration Statement was determined by taking the sum of the shares of Common Stock underlying the Series C Preferred Stock purchased by the Included Selling Stockholders in the July Private Placement and Warrants issued in connection therewith, as well as the aggregate shares of common stock issuable in satisfaction of dividend obligations on the shares of Series C Preferred
Stock purchased by the Included Selling Stockholders in the July Private Placement (the "DIVIDEND SHARES"). In deciding the number of Dividend Shares to register, the Company first determined that the VWAP portion of the dividend formula at such time amounted to 2.185. Accordingly, the Company calculated the number of Dividend Shares to register with respect to each Included Selling Stockholder by taking the sum of: (a) for the initial partial year, commencing on July 17, 2007, and ending April 24, 2008, 0.77 times the product of the aggregated stated value of the shares of Series C Preferred Stock purchased and a fraction, of which the numerator is .08, the rate at which dividends accrue during that period, and the denominator is 2.185, rounding down to the nearest number; (b) for the subsequent full year, the product of the aggregated state value of the shares of Series C Preferred Stock purchased and a fraction, of which the numerator is .08, the rate at which dividends accrue during that period, and the denominator is 2.185, rounding down to the nearest number; and
(c) for the subsequent three full years, three times the product of the aggregated stated value of the shares of Series C Preferred Stock purchased and a fraction, of which the numerator is .15, the rate at which dividends accrue during that period, and the denominator is 2.185, rounding down to the nearest number.

         The number of shares registered in the fee table is consistent with the number of shares listed in the "Selling Shareholders" section of the prospectus.

11. WITH RESPECT TO THE SHARES TO BE OFFERED FOR RESALE BY EACH SELLING SECURITY HOLDER THAT IS A LEGAL ENTITY, PLEASE DISCLOSE THE NATURAL PERSON OR PERSONS WHO EXERCISE THE SOLE OR SHARED VOTING AND/OR DISPOSITIVE POWERS WITH RESPECT TO THE SHARES TO BE OFFERED BY THAT SHAREHOLDER.

         The table below presents information regarding the relevant natural person or persons, based on information received by the Company from the Selling Securityholders.

TABLE 11

--------------------------- ----------------------------------------------------
SELLING SECURITYHOLDER      NATURAL  PERSON(S)  EXERCISING SOLE OR SHARED VOTING
                            AND/OR DISPOSITIVE POWERS REGARDING THE SHARES TO BE
                            OFFERED
--------------------------- ----------------------------------------------------
Consonance Capital Master
Account L.P.                Michael J. Blutt

--------------------------- ----------------------------------------------------
                            Michel Amsalem/Scott Kaufman. Midsummer Capital, LLC
Midsummer                   is the investment  advisor to Midsummer  Investment,
Investment,   Ltd.          Ltd.  By  virtue  of  such  relationship,  Midsummer
                            Capital, LLC may be deemed to have dispositive power
                            over the shares owned by Midsummer Investment,  Ltd.
                            Midsummer   Capital,    LLC   disclaims   beneficial
                            ownership of such shares. Mr. Michel Amsalem and Mr.
                            Scott  Kaufman  have  delegated  authority  from the
                            members of  Midsummer  Capital,  LLC with respect to
                            the  shares  of  common  stock  owned  by  Midsummer
                            Investment,  Ltd. Messrs. Amsalem and Kaufman may be
                            deemed to share dispositive power over the shares of
                            our common stock owned by Midsummer Investment, Ltd.
                            Messrs.  Amsalem  and  Kaufman  disclaim  beneficial
                            ownership  of such  shares of our  common  stock and
                            neither  person has any legal right to maintain such
                            delegated   authority.

--------------------------------------------------------------------------------

12. WE NOTE THAT YOU ARE REGISTERING THE SALE OF UP TO 4,220,122 SHARES OF COMMON STOCK. WE ALSO NOTE THAT YOU REGISTERED FOR RESALE UP TO 12,786,753
SHARES OF COMMON STOCK FOR MANY OF THE SAME SELLING SHAREHOLDERS IN THE REGISTRATION STATEMENT FILED ON 5/24/07. GIVEN THE SIZE RELATIVE TO THE NUMBER OF SHARES OUTSTANDING HELD BY NON-AFFILIATES, THE NATURE OF THE OFFERING AND THE TOTAL AMOUNT OF SHARES BEING SOLD BY THE SELLING SECURITY HOLDERS, THE TRANSACTION APPEARS TO BE A PRIMARY OFFERING. BECAUSE YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY OFFERING ON FORM S-3 YOU ARE NOT ELIGIBLE TO CONDUCT A PRIMARY AT-THE-MARKET OFFERING UNDER RULE 415(A)(4).

         IF YOU DISAGREE WITH OUR ANALYSIS, PLEASE ADVISE THE STAFF OF THE COMPANY'S BASIS FOR DETERMINING THAT THE TRANSACTION IS APPROPRIATELY CHARACTERIZED AS A TRANSACTION THAT IS ELIGIBLE TO BE MADE UNDER RULE 415(A)(1)(I). IN YOUR ANALYSIS, PLEASE ADDRESS THE FOLLOWING AMONG ANY OTHER RELEVANT FACTORS:

         o THE NUMBER OF SELLING SHAREHOLDERS AND THE PERCENTAGE OF THE OVERALL OFFERING MADE BY EACH SHAREHOLDER;

         o        THE  DATE ON  WHICH  AND THE  MANNER  IN  WHICH  EACH  SELLING
                  SHAREHOLDER   RECEIVED   THE  SHARES   AND/OR  THE   OVERLYING
                  SECURITIES;

         o THE RELATIONSHIP OF EACH SELLING SHAREHOLDER WITH THE COMPANY, INCLUDING ANY ANALYSIS OF WHETHER THE SELLING SHAREHOLDER IS AN AFFILIATE OF THE COMPANY;

         o        ANY RELATIONSHIPS AMONG THE SELLING SHAREHOLDERS;

         o THE DOLLAR VALUE OF THE SHARES REGISTERED IN RELATION TO THE PROCEEDS THAT THE COMPANY RECEIVED FROM THE SELLING SHAREHOLDERS FOR THE SECURITIES, EXCLUDING AMOUNTS OF PROCEEDS THAT WERE RETURNED (OR WILL BE RETURNED) TO THE SELLING

                  SHAREHOLDERS   AND/OR  THEIR   AFFILIATES  IN  FEES  OR  OTHER
                  PAYMENTS;

         o THE DISCOUNT AT WHICH THE SHAREHOLDERS WILL PURCHASE THE COMMON STOCK UNDERLYING THE PREFERRED STOCK AND WARRANTS (OR ANY RELATED SECURITY, SUCH AS A WARRANT OR OPTION) UPON CONVERSION OR EXERCISE; AND

         o WHETHER OR NOT ANY OF THE SELLING SHAREHOLDERS IS IN THE BUSINESS OF BUYING AND SELLING SECURITIES.

         The Registration Statement has been amended to eliminate therefrom the resale of all securities held by Excluded Selling Stockholders the securities of which (or the securities of the affiliates of which) were included in the Prior Registration. Accordingly, Amendment No. 1 includes solely the resale of securities of the Included Selling Stockholders that were not included, and the affiliates of which were not included, in the Prior Registration. Accordingly, the Company believes that the number of securities registered in, and the identity of the Selling Stockholders named in, Amendment No. 1 is in accord with the staff's current interpretations of Rule 415(a).